UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 11-21-02
1-07221

02068208

December 23, 2002

Carol H. Forsyte
Vice President, Corporate and Securities
Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, IL 60194

Act 1934
Section
Rule 14A-8
Public Availability 12/23/2002

Re: Motorola, Inc.
Incoming letter dated November 21, 2002

Dear Ms. Forsyte:

This is in response to your letters dated November 21, 2002 concerning the shareholder proposal submitted to Motorola by Chris Scumas. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enclosures

cc: Chris Scumas
3 Lockwood Lane
Savannah, GA 31411

MOTOROLA

November 21, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Motorola, Inc./ Securities Exchange Act of 1934 –Rule 14a-8
Exclusion of Chris Scumas Proposal

Dear Ladies and Gentleman:

This is to advise you that pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, it is the intention of Motorola, Inc. ("Company" or "Motorola") to exclude from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders ("Proxy Materials"), the attached stockholder proposal ("Proposal") submitted under letter dated October 7, 2002 by Chris Scumas ("Proponent"). The Proponent requests that the Proposal be included in the next Annual Shareholders meeting. The Company's next regularly scheduled annual meeting is scheduled for May 5, 2003 ("Annual Meeting"). We respectively request that the staff of the Division of Corporation Finance ("Staff") concur that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials for the reasons described herein.

The Proposal mandates that the Board of Directors take several actions in connection with annulling corporate perks, restructuring corporate salaries and other matters.

As more fully set forth below, the Company believes that the Proposal may be omitted from the Company's Proxy Materials because Proponent failed to satisfy the eligibility requirements of Rule 14a-8(b) and the procedural requirements of Rule 14a-8(c), Rule 14a-8(d) and Rule 14a-8(f).

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter together with six (6) paper copies of the Proposal (attached as Exhibit A hereto). By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponent.

Statement of Reasons to Exclude

The Company believes that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(f).

Background:

The Proponent's Proposal was received by the Company on October 14, 2002. The Proponent stated in his submission that he holds 1,800 shares of "Corporate stock". However, according to the Company's records (as maintained by Mellon Investors Services) the Proponent is not a registered holder of the Company's common stock. The Proponent did not state in his submission an intention to hold the shares through the date of the Company's Annual Meeting. In addition, the Proposal submitted exceeded 500 words and included several proposals.

The Company notified the Proponent by letter dated October 15, 2002 (attached hereto as Exhibit B) of the eligibility and procedural deficiencies of the Proposal and advised him that he must evidence his eligibility and comply with the procedural requirements within 14 days of his receipt of the Company's letter. The Company's letter explained that he must prove his eligibility by submitting a statement from the recordholder of the Proponent's shares stating that at the time the Proponent submitted the Proposal he had continuously been the owner of $2,000 in market value of the Company's stock for at least one year and that the Proponent had to state that he intended to hold these securities through the date of the Annual Meeting. The Company's letter also advised that to comply with the procedural requirements the Proposal should be revised to meet the 500-word limitation and one proposal requirement. The Company's October 15, 2002 letter was sent on October 16, 2002 by Federal Express and received by the Proponent on October 17, 2002. A copy of an email from Federal Express confirming that the letter was received on October 17, 2002 is attached hereto as Exhibit C. As of this date the Company has not received a response from the Proponent.

Legal Analysis

Rule 14a-8(b) Eligibility Deficiencies

Under Rule 14a-8(b), in order to be eligible to submit a proposal, a proponent must have continuously held at least $2000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year and continue to hold these securities through the date of the shareholders meeting. If a proponent is not a registered holder of the company securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's securities, a proponent may prove eligibility by submitting a written statement from the recordholder of the securities verifying that at the time the proponent submitted the proposal that the proponent had held the securities for at least one year.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent failed to provide documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period and to state an intention to hold the securities through the date of the company's annual meeting, as required by Rule 14a-8(b). See, e.g., Dell Computer Corporation (April 5, 2002).

The Company believes that the Proposal can be omitted pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to provide documentary support indicating that he satisfies the minimum ownership requirement for the one year period required by Rule 14a-8(b) and has failed to state an intention to hold the securities through the date of the Company's Annual Meeting, within the statutory 14-day time frame set by Rule 14a-8(f). The Company clearly advised the Proponent on a timely basis of the need for him to establish that proof and state such intention and specifically informed him of the 14-day time period in which he had to respond. Since the Proponent is not a registered holder of the Company's common stock and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's common stock, he is required under Rule 14a-8(b) to submit a written statement from the recordholder verifying that he has continuously held the Company's common stock for at least a year and to state that he intends to hold the securities through the Annual Meeting. As of this time the Company has not received a response from the Proponent.

Procedural Deficiencies

Rule 14a-8(c). Under Rule 14a-8(c) each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that in effect the Proposal includes multiple proposals relating to annulling corporate perks, restructuring corporate salaries, as well as other matters. The Staff has permitted the omission of a shareholder proposal from proxy materials where the proponent has submitted more than one proposal and fails to reduce the number of proposals to one at the company's request. See, e.g., Ford Motor Company (February 26, 2002).

Rule 14a-8(d). Under Rule 14a-8(d) a shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. The Proposal exceeds this 500-word limitation. By the Company's count, the Proposal is 728 words. The word count begins with "For the past.. ." and ends with ". . . shall immediately resign." Even if the word count begins with "While Congress is falling. . ." the Proposal is 538 words. The Staff has permitted the omission of a shareholder proposal from proxy materials where the proponent has submitted a proposal in excess of the 500-word limitation and fails to revise the proposal to satisfy this limitation at the company's request. See, e.g., Honeywell International, Inc. (April 19, 2002).

The Company believes that the Proposal can be omitted pursuant to Rules 14a-8(c), 14a-8(d) and 14a-8(f) because the Proponent has failed to revise the Proposal to satisfy these procedural deficiencies within the statutory 14-day time frame set by Rule 14a-8(f). The

Company clearly advised the Proponent on a timely basis of the need for him to satisfy these procedural requirements and specifically informed him of the 14-day time period in which he had to respond. As of this time the Company has not received a response from the Proponent.

For the foregoing reasons, we request that you concur in our view that, in accordance with Rule 14a-8(j), the Company may properly exclude the Proposal from its Proxy Materials and that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (847) 576-7646 if I can be of any further assistance in this matter.

Please acknowledge receipt of this request by date-stamping the enclosed copy of this letter and returning it to the undersigned in the accompanying envelope.

Sincerely,

Carol Forsyte

Carol H. Forsyte
Vice President, Corporate and Securities

cc: Chris Scumas

Enclosures

Exhibit A

Chris Scumas

3 Lockwood Lane
Savannah, Ga. 31411
Tel.No: (912) 598-0607
Fax No: (912) 598-9616
scumascandh@aol.com

OCT 1 [illegible] 2002

October 7, 2002

Corporate Secretary
Motorola
1303 East Algonquin Road
Schaumburg, IL. 60196

Annuling Corporate Perks and
Restructuring Corporate Salaries

To Whom It May Concern:

The following Proposal is to be included in the next Annual Shareholders meeting. As a shareholder of 1800 shares of Corporate stock, I am hereby requesting that the Board of Directors take the following action to level the playing field as it affects Corporate Perks and Salaries.

For the past twenty years, many top ranking executives known as Corporate America have taken advantage of Shareholders by enriching themselves excessively with stock options, bonuses, exceedingly high salaries and increases, bloated pensions and retirement funds, golden parachutes and the like. They seem to have forgotten that they are nothing more than employees of a company established in a democratic nation and governed by democratic rules. Instead, they act as if they are the Lords of a Fiefdom where they can do as they damn well please. As such, they have gotten away with these excesses for reasons that have been clearly stated in the press, of which I am sure many of us have read.

These excesses have culminated in the recent scandals of accounting improprieties that were perpetrated by more than 20 corporations so far, and who knows how many more will be found guilty before it is all over. The reasons for these scandals have been articulated in the press and need no further explanation. These excesses and subsequent scandals have caused shareholders to lose confidence and respect for Corporate America to the point where the stock market has been adversely affected to a very serious degree.

While Congress is falling all over themselves to put forth all kinds of laws to prevent excesses and accounting improprieties in the future, what will arise out of all this activity will probably be watered down bills, if at all, without any teeth, not untypical of Congressional legislation, or legislation that has not been thought through very carefully. Therefore, to forestall any future scandals by Corporate America, and to restore a level playing field, BE IT RESOLVED that shareholders mandate that the Board of Directors take the following action:

1. *Eliminate all future stock options and rescind all stock options that have not been exercised. If the latter cannot be done legally, expense all those that have not been exercised. This also applies to the Board of Directors.*
2. *Eliminate all bonuses and replace incentive awards with a merit system of not more than a twenty (20) percent increase for employees below the executive level, and a maximum increase of fifteen (15) percent for employees at the executive level.*
3. *Limit severance payments to not more than two years salary for all employees.*
4. *Eliminate any other perks to Corporate America that have not been granted to all employees.*
5. *Eliminate all future golden parachutes and rescind all those that have been granted. If that cannot be done legally, then grant all employees the same privilege. There is nothing special about executives, they are simply employees like everyone else.*
6. *Eliminate all hiring bonuses.*
7. *Eliminate loans to any member of the corporation, and recall all those that have been granted.*
8. *Eliminate the repurchase of stock from any member of the Corporation.*
9. *Eliminate any reversal of the "strike prices" of existing stock options.*
10. *Eliminate the granting of consultancy contracts to retiring executives. This is just another boondoggle.*
11. *Eliminate any special retention payments to executives.*
12. *Eliminate the purchase of any special insurance policies for Corporate America that are not in compliance with the Corporate insurance policy prevailing for all employees.*
13. *Eliminate any special monetary or other financial grants to retiring executives.*
14. *Limit the payment to Board of Directors to no more than $50,000. per year, and provide reasonable payments to the Board for attending meetings.*
15. *Due to the excess salaries granted to Corporate America, place a lid on executive salaries of more than one (1) million dollars until their*

pay reaches ten (10) times the average corporate wage. Thereafter, their wages can be increased in keeping with the merit increase system setforth above.

16. *Eliminate the use of so called pension profits to bolster the bottom line.*
17. *Should there be any evidence of accounting impropriety or manipulation of accounts that places the Corporation under a cloud and causes the stock price to drop as a result therefrom, the top five Corporate executives whose names are included in the Annual Meeting and Proxy Statement, and the Chief Legal Counsel, if his or her name is not included therein, shall resign immediately with a loss of all pension and severance rights.*
18. *If any CEO pursues a merger that places the Corporation under a huge and burdensome debt liability that does not result in an improvement of the price of Corporate stock within two years of the conclusion of the merger, shall immediately resign.*

Respectfully submitted,

Exhibit B

MOTOROLA

October 15, 2002

Chris Scumas
3 Lockwood Lane
Savannah, GA 31411

RE: Motorola, Inc.

Dear Chris Scumas:

We received on October 14, 2002, your letter to the Secretary of Motorola, requesting that your proposal ("Proposal") be included in the next Annual Shareholders meeting. Mr. Peter Lawson, Motorola's Secretary, has referred your letter to me for consideration.

Rule 14a-8 of the Securities Exchange Act of 1934 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. As discussed below, you have not met these eligibility and procedural requirements. You must prove your eligibility and revise the Proposal to comply with the procedural requirements by responding to this letter by no later than 14 calendar days after your receipt of this letter. Your response must be postmarked, or transmitted electronically, by no later than 14 calendar days after your receipt of this letter. Motorola may exclude your Proposal if you do not meet the eligibility requirements and comply with the procedural requirements at that time.

Eligibility Deficiencies
You state in your letter that you are "a shareholder of 1800 shares of Corporate stock". The Company's records do not show you as a registered holder of shares of Motorola common stock.

Pursuant to Rule 14a-8(b), if you are not a registered holder, you must prove your eligibility to submit a proposal to Motorola by submitting, at the time you submit your Proposal, a written statement from the "record holder of your shares" verifying that, at the time that you submitted your Proposal, you had continuously held more than $2000 of shares of Motorola common stock for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Motorola may exclude your proposal if you do not meet these eligibility requirements. Since you did not prove your eligibility at the time that you submitted your Proposal, you must prove your eligibility as discussed above by responding to this letter by no later than 14 days calendar days after your receipt of this letter.

Procedural Deficiencies

Pursuant to Rule 14a-8(c) each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that in effect your Proposal includes multiple proposals relating to annulling corporate perks, restructuring corporate salaries, as well as several other matters. Your Proposal will need to be revised to comply with the one proposal requirement of Rule 14a-8(c).

Pursuant to Rule 14a-8(d) a shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. Your Proposal exceeds this 500-word limitation. Your Proposal will need to be revised to comply with the 500 word requirement of Rule 14a-8(d).

Motorola may exclude your Proposal if you do not revise the Proposal to comply with the above procedural requirements. Your response to the procedural deficiencies described in this letter must be postmarked, or transmitted electronically, by no later than 14 calendar days after your receipt of this letter.

Lastly, we note the use of the word "damn" in the first paragraph of the Proposal. The use of profanity in a statement to be included in the Company's proxy statement is inappropriate. The Proposal will also need to be revised to exclude the use of profanity.

Sincerely,

Carol Forsyte

Carol Forsyte
Vice President
Corporate and Securities

Corporate Offices
1303 E. Algonquin Road, Schaumburg, IL 60194 > Phone: (847) 576-7646; Fax: (847) 576-3628

Exhibit C

Uzzardo Christine-ACU088

From: sysdeliv@fn3a.prod.fedex.com
Sent: Thursday, October 17, 2002 9:19 AM
To: Christine Uzzardo
Subject: FedEx shipment 790115671951

Our records indicate that the shipment sent from CHRISTINE UZZARDO/MOTOROLA, INC to Chris Scumas has been delivered.
The package was delivered on 10/17/2002 at 9:46 AM and signed for or released by 15321118.

The ship date of the shipment was 10/16/2002.

The tracking number of this shipment was 790115671951.

Thank you for shipping with FedEx Ship Manager at FedEx.com.
https://www.fedex.com/cgi-bin/ship_it/interNetShip/

To track the status of this shipment on line click on the following:
http://www.fedex.com/cgi-bin/tracking?tracknumbers=790115671951
&action=track&language=english&cntry_code=us

Disclaimer

FedEx has not validated the authenticity of any email address.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 23, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motorola, Inc.
Incoming letter dated November 21, 2002

The proposal relates to "annulling corporate perks and restructuring corporate salaries."

There appears to be some basis for your view that Motorola may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Motorola's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly we will not recommend enforcement action to the Commission if Motorola omits the proposal from the proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Motorola relies.

Sincerely,

for

Katherine W. Hsu
Attorney-Advisor